Exhibit 99.1

NOVA Chemicals Corporation 1000 Seventh Avenue S.W. Calgary, Alberta Canada T2P 5L5

www.novachemicals.com 403.750.3600 tel 403.269.7410 fax

Press Release

NOVA Chemicals Announces Agreement with Williams for Feedstock Supply from Oil Sands Off-gas

Calgary, Alberta (March 28, 2011) - NOVA Chemicals Corporation (NOVA Chemicals) announced today that it signed a long-term agreement with a subsidiary of Williams (NYSE: WMB) for a feedstock supply of an ethane/ethylene mix to be extracted from off-gas produced at oil sands upgrading facilities located at Fort McMurray and Redwater, Alberta.

Under the terms of the agreement, Williams will produce, for NOVA Chemicals, up to 17,000 barrels per day (bpd) of an ethane/ethylene mix which will be transported via the Joffre Feedstock Pipeline to NOVA Chemicals’ Joffre, Alberta petrochemical facilities. This feedstock source will enhance and diversify NOVA Chemicals’ feedstock supplies beyond traditional sources derived from Alberta-based natural gas exports.

“We are excited with this development and pleased to be working with Williams who has oil sands off-gas experience and facilities in the region. Securing this additional feedstock source for our facilities in western Canada will further support competitive polyethylene production for many years to come, while setting ourselves up for future growth.” said Randy Woelfel, NOVA Chemicals’ Chief Executive Officer. “This would not have been possible without the Alberta government’s value-add vision, the appointment of the Alberta Competitiveness Task Team on Petrochemicals, and the commitment to modify the Incremental Ethane Extraction Program (IEEP) to facilitate new, diversified sources of competitively-priced feedstock in Alberta.”

About NOVA Chemicals Corporation

NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals, headquartered in Calgary, Alberta, Canada, is a wholly owned subsidiary of The International Petroleum Investment Company (IPIC) of the Emirate of Abu Dhabi, United Arab Emirates. Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:

NOVA Chemicals Corporation:

Wendy Lomicka, Director, Corporate Communications

Tel: 412.490.4292

E-mail:  lomickaw@novachem.com

Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada (CIAC) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.

Forward looking information: This news release contains forward-looking information, including statements concerning the long-term agreement with a subsidiary of Williams (NYSE: WMB) for feedstock supply of an ethane/ethylene mix to be extracted from oil sands off-gas; and NOVA Chemicals’ belief that securing this additional feedstock source will further support competitive polyethylene production for many years to come, while setting the company up for future growth.  By its nature, forward-looking information requires NOVA Chemicals to make assumptions and is subject to inherent risks and uncertainties.   Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking information are detailed in the publicly filed disclosure documents and securities commissions’ reports of NOVA Chemicals.  NOVA Chemicals’ forward-looking information is expressly qualified in its entirety by this cautionary statement.  In addition, the forward-looking information is made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.